April 30, 2024

VIA EDGAR

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Eddie Kim

Re:	West 4 Capital LP

Lightstone Value Plus REIT II, Inc.

Schedule TO-T Filed April 15, 2024

Filed by West 4 Capital LP, Granite Sapphire Management Limited, West 4

Capital Investment Adviser Limited, and Capricorn Fund Managers Limited

File No. 005-94193

Mr. Kim:

On behalf of West 4 Capital LP (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your April 26, 2024 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

Schedule TO-T filed April 15, 2024

Terms of the Offer, page 9

1.            We note your disclosure that “the Purchaser intends to accept for payment, and pay for, shares validly tendered and not withdrawn . .. . , within three business days following the completion of the Offer, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded REITs, some of which are outside the Purchaser’s control.” (emphasis added). In the next sentence, however, you also state that “the Purchaser will mail checks to Shareholders within three business days from the time it receives confirmation from the Corporation’s transfer agent that the Shares have been recorded as transferred to the Purchaser in connection with the Offer.” (emphasis added). Please revise to make clear whether you will pay for the tendered shares within three business days “following the completion of the Offer” or “the time [the Purchaser] receives [necessary] confirmations” from the transfer agent. In addition, you disclose that, in a previous tender offer, “such confirmations were provided by the Corporation’s transfer agents within seven days of the offer’s expiration” (emphasis added), and that you predict “a similar timeline for this Offer.” Please advise how this complies with the prompt payment requirement under Rule 14e-1(c).

Concurrently with this response letter, the Purchaser is filing an amendment (the “Amendment”) to its Schedule TO-T originally filed on April 15, 2024 in connection with the Purchaser’s tender offer for shares of Lightstone Value Plus REIT II, Inc. (the “Offer”) in response to the Staff’s comments.

In response to the first of the Staff’s comments listed above, the Purchaser acknowledges the Staff’s comment and, pursuant to the Amendment, has revised the disclosure in the Offer to Purchase in response to such comment to clarify that the Purchaser will mail checks to Shareholders within three business days from the time it receives confirmation from the Corporation’s transfer agent that the Shares have been recorded as transferred to the Purchaser in connection with the Offer.

In response to the second of the Staff’s comments listed above, we refer to the following excerpt from Part II.D. of the Commission’s Guidance on Mini-Tender Offers and Limited Partnership Tender Offers (65 FR 46581, Release No. 34-43069; IC-24564):

Where the target is a limited partnership, and its securities are not listed on an exchange or quoted on an interdealer quotation system, it may not be possible to pay within three days, due to delays in transferring the limited partnership interests. Where the bidder is a third party and, therefore, cannot control the transfer and settlement process, we would not consider a reasonable extension of the three- to five-day period to be a violation of Rule 14e-1(c). The offer should disclose the anticipated time frame for settlement if it is expected to be delayed for these reasons. However, where the bidder is an affiliate and is able to control the settlement process, payment should not be delayed for these reasons and should be made as soon as possible.

While the Corporation is not a limited partnership, it nonetheless is an issuer of securities that are not listed on an exchange. The Purchaser is a third party unaffiliated with the Corporation and, therefore, cannot control the transfer and settlement of the Corporation’s securities. In accordance with the above guidance, the Purchaser has disclosed (in Section 2 of the Offer to Purchase filed as an exhibit to the originally filed Schedule TO-T) the Purchaser’s anticipated time frame for settlement in light of the Purchaser’s inability to control the Corporation or its transfer agent and the Purchaser’s reasonable prediction of settlement timing based on the Purchaser’s involvement in previous tender offers for the Corporation. The Purchaser respectfully submits that such disclosure is compliant with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, and the Commission’s guidance.

*      *      *      *      *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

West 4 Capital LP
By: Granite Sapphire Management Limited, its General Partner

/s/ Ronen Capeluto
Ronen Capeluto, Chief Investment Officer

cc:	Amos W. Barclay, Esq. (Holland & Hart LLP)

Daniel Duchovny (SEC Office of Mergers and Acquisitions)

2